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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            AMENDMENT NO. 7
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
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                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
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  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
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                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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


                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitatio Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996, and amended on December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997, January 14, 1997 and
January 16, 1997 (as amended, the "CSX Schedule 14D-9") with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On January 17, 1997, Conrail issued a press release announcing that Conrail shareholders apparently voted at the Pennsylvania Special Meeting against a proposal to amend the Conrail Articles to opt out of Subchapter 25E of the PBCL, but that the Conrail Board remains committed to the Merger. A copy of the press release is attached as Exhibit (a)(19) and is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          (a)(19)   Text of press release issued by Conrail dated
                    January 17, 1997.



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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CONRAIL INC.



                                    By  /s/ Timothy T. O'Toole
                                        ----------------------
                                        Name:  Timothy T. O'Toole
                                        Title: Senior Vice President--Finance


Dated as of January 21, 1997

                             EXHIBIT INDEX

Exhibit                       Description                      Page No.
-------                       -----------                      --------

*(a)(1)     Offer to Purchase dated December 6, 1996
            (incorporated by reference to Exhibit (a)(1) to
            CSX's and Purchaser's Tender Offer Statement on
            Schedule 14D-1 dated December 6, 1996, as
            amended (the "CSX 14D-1"))........................

*(a)(2)     Letter of Transmittal (incorporated by reference
            to Exhibit (a)(2) to the CSX 14D-1)...............

*(a)(3)     Text of press release issued by CSX dated
            December 6, 1996 (incorporated by reference to
            Exhibit (a)(7) to the CSX 14D-1)..................

*(a)(4)     Letter to shareholders of Conrail dated December
            6, 1996...........................................

*(a)(5)     Form of Summary Advertisement dated December 6,
            1996 (incorporated by reference to Exhibit
            (a)(5) to the CSX 14D-1)..........................

*(a)(6)     Opinion of Lazard Freres & Co. LLC (incorporated
            by reference to Exhibit (a)(14) to the
            Solicitation/ Recommendation Statement on
            Schedule 14D-9 of Conrail dated October 16,
            1996, as amended, relating to the First Offer
            (the "First 14D-9"))..............................

*(a)(7)     Opinion of Morgan Stanley & Co. Incorporated
            (incorporated by reference to Exhibit (a)(15) to
            the First 14D-9)..................................

*(a)(8)     Text of press release issued by Conrail and CSX
            dated December 10, 1996...........................

*(a)(9)     Opinion of Lazard Freres & Co. LLC dated
            December 18, 1996.................................

*(a)(10)    Opinion of Morgan Stanley & Co. Incorporated
            dated December 18, 1996...........................

*(a)(11)    Supplement to the Offer to Purchase dated
            December 19, 1996 (incorporated by reference to
            Exhibit (a)(15) to the 14D-1).....................

*(a)(12)    Text of press release issued by CSX and Conrail
            dated December 19, 1996...........................

Exhibit                       Description                      Page No.
-------                       -----------                      --------

*(a)(13)    Text of press release issued by Conrail dated
            December 20, 1996.................................

*(a)(14)    Text of advertisement published by Conrail and
            CSX on December 10, 1996..........................

*(a)(15)    Text of advertisement published by Conrail and
            CSX on December 12, 1996..........................

*(a)(16)    Text of joint press release issued by Conrail
            and CSX dated January 9, 1997.....................

*(a)(17)    Text of joint press release issued by Conrail
            and CSX dated January 13, 1997....................

*(a)(18)    Text of joint press release issued by Conrail
            and CSX dated January 15, 1997....................

(a)(19)     Text of press release issued by Conrail dated
            January 19, 1997..................................

*(c)(1) Agreement and Plan of Merger dated as of October 14, 1996 (incorporated by reference to Exhibit
            (c)(1) to CSX's and Purchaser's Tender Offer
            Statement on Schedule 14D-1 dated October 16, 1996, as amended, relating to the First Offer
            (the "First CSX 14D-1"))..........................

*(c)(2) First Amendment to Agreement and Plan of Merger dated as of November 5, 1996 (incorporated by reference to Exhibit (c)(7) to the First CSX
            14D-1)............................................

*(c)(3)     Conrail Stock Option Agreement dated as of
            October 14, 1996 (incorporated by reference to
            Exhibit (c)(2) to the First CSX 14D-1)............

*(c)(4)     CSX Stock Option Agreement dated as of October
            14, 1996 (incorporated by reference to Exhibit
            (c)(3) to the First CSX 14D-1)....................

*(c)(5)     Voting Trust Agreement dated as of October 15,
            1996 (incorporated by reference to Exhibit
            (c)(4) to the First CSX 14D-1)....................

*(c)(6)     Employment Agreement of Mr. LeVan dated as of
            October 14, 1996 (incorporated by reference to
            Exhibit (c)(5) to the First 14D-9)................

*(c)(7) Change of Control Agreement of Mr. LeVan dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(6) to the First 14D-9)...

Exhibit                       Description                      Page No.
-------                       -----------                      --------

*(c)(8) Answer and Defenses of Conrail, CSX and the individual defendants to Second Amended
            Complaint, and Counterclaim of Conrail and CSX
            in Norfolk Southern et al. v. Conrail Inc. et
            al., filed on December 5, 1996, in the United States District Court for the Eastern District
            of Pennsylvania (incorporated by reference to Exhibit (c)(8) to the Solicitatio Recommendation Statement on Schedule 14D-9 of Conrail dated November 6, 1996, as amended, relating to the
            Norfolk Offer)....................................

*(c)(9)     Pages 4-5 and 9-14 of Conrail's Proxy Statement
            dated April 3, 1996 (incorporated by reference
            to Exhibit (c)(7) to the First 14D-9).............

*(c)(10)    Second Amendment to Agreement and Plan of Merger
            dated as of December 18, 1996 (incorporated by
            reference to Exhibit (c)(6) to the 14D-1).........

*(c)(11)    Form of Amended and Restated Voting Trust
            Agreement (incorporated by reference to Exhibit
            (c)(7) to the 14D-1)..............................

*(c)(12) Text of opinion of Judge Donald VanArtsdalen of the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997..........................

*(c)(13)    Text of STB Decision No. 5 of STB Finance Docket
            No. 33220 dated January 8, 1997...................



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* Previously filed